EXHIBIT 4.1

ENTERPRISE

VOTING AGREEMENT AND PROXY

        THIS VOTING AGREEMENT AND PROXY (this “Agreement”), dated as of December 15, 2003, is by and among GulfTerra Energy Partners L.P., a Delaware limited partnership (“GulfTerra”) and Enterprise Products Delaware Holdings L.P., a Delaware limited partnership (“Enterprise Products Delaware Holdings”), the Duncan Family 2000 Trust (the “2000 Trust”), the Duncan Family 1998 Trust (the “1998 Trust”), and Dan L. Duncan (together with Enterprise Products Delaware Holdings, the 2000 Trust and the 1998 Trust, the “Unitholders”).

        WHEREAS, Enterprise Products Partners, L.P., a Delaware limited partnership (“Enterprise”) and GulfTerra have entered into a Merger Agreement, dated as of December 15, 2003, by and among GulfTerra, GulfTerra Energy Company, L.L.C., Enterprise, Enterprise Products GP, LLC (“Enterprise GP”) and Enterprise Products Management LLC (the “Merger Agreement”); and

        WHEREAS, each of the Unitholders is the beneficial owner of that number of units representing limited partner interests in Enterprise (generically, the “Common Units”) set forth opposite such Unitholder’s name on Annex A hereto (the Common Units owned by each such Unitholder, together with any additional Common Units of Enterprise acquired after the date hereof, being collectively referred to herein as such Unitholder’s “Subject Common Units”); and

        WHEREAS, as a condition to the willingness of GulfTerra to enter into the Merger Agreement, and as an inducement to it to do so, each of the Unitholders has agreed for the benefit of GulfTerra as set forth in this Agreement.

        NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows:

ARTICLE I
VOTING AGREEMENT AND PROXY

        Section 1.1. Agreement to Vote. At any meeting of the holders of Enterprise’s Common Units held prior to the termination of this Agreement pursuant to 2.11 hereof (the “Termination Date”), however called, and at every adjournment or postponement thereof prior to the Termination Date, each Unitholder shall vote or cause to be voted the Subject Common Units held by such Unitholder (a) in favor of the issuance of Common Units by Enterprise pursuant to the Merger Agreement and (b) against (i) any Possible Alternative (as defined in the Merger Agreement), (ii) any proposal for action or agreement that is reasonably likely to result in a breach of any covenant, representation or warranty or any other obligation or agreement of an Enterprise Party under the Merger Agreement or that is reasonably likely to result in any of the conditions to the obligations of Enterprise under the Merger Agreement not being fulfilled, or (iii) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated.

        Section 1.2. Proxy. In order to better effect the provisions of Section 1.1 hereof, each of the Unitholders hereby appoints GulfTerra and any of its designees, as proxy of such Unitholder, each with full power of substitution and resubstitution, to vote the Subject Common Units held by such Unitholder at any meeting of the holders of Common Units of Enterprise held prior to the Termination Date, and to execute any written consent of such Unitholder in lieu of any such meeting, with the same force and effect as such vote would have if the Unitholder were personally present at such meeting or signed such consent, in all cases however, in accordance with the terms of Section 1.1 hereof. This proxy, being coupled with an interest, is irrevocable. Notwithstanding the foregoing, the proxy contained in this Agreement may be revoked by a Unitholder, and shall be deemed to be revoked, upon the withdrawal of the recommendation of the Board of Directors of Enterprise GP in accordance with Section 5.8(b) of the Merger Agreement.

        Section 1.3. Proxies and Voting Agreements. Each of the Unitholders hereby revokes any and all previous proxies (other than the proxy granted pursuant to Section 1.2 hereof) granted with respect to the Subject Common Units held by such Unitholder. Prior to the Termination Date, such Unitholder agrees not to, directly or indirectly, with respect to the Subject Common Units held by such Unitholder (a) grant any proxies or powers of attorney (except pursuant to Section 1.2 hereof), (b) deposit any of such Common Units into any voting trust or (c) enter into any other voting agreement or understanding.

        Section 1.4. Transfer of Common Units by the Unitholders. Prior to the Termination Date, each of the Unitholders agrees not to sell, transfer, assign, convey or otherwise dispose of, directly or indirectly, any of the Common Units held by such Unitholder.

        Section 1.5. Unitholders Representations and Warranties. Each Unitholder represents and warrants to GulfTerra that (i) the Unitholder has duly authorized, executed and delivered this Agreement and this Agreement constitutes a valid and binding agreement and neither the execution and delivery of this Agreement nor the consummation by the Unitholder of the transactions contemplated hereby will constitute a violation of, a default under, or conflict with any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Unitholder is party or by which the Unitholder is bound, (ii) consummation by the Unitholder of the transactions contemplated hereby will not violate, or require any consent, approval or notice under, Any provision of law applicable to the Unitholder, (iii) there are no outstanding options, warrants or rights to purchase or acquire, proxies, powers-of-attorney or voting agreements relating to the Subject Common Units other than this Agreement, (iv) such Subject Common Units constitute all of the securities of the Unitholder owned beneficially or of record by the Unitholder on the date hereof and (v) the Unitholder has the present power and right to vote all of the Subject Common Units as contemplated herein.

ARTICLE II
MISCELLANEOUS

        Section 2.1. Further Assurances. From time to time, at the reasonable request of GulfTerra, each of the other parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

        Section 2.2. Specific Performance. Each of the Unitholders agrees that GulfTerra would be irreparably damaged if for any reason such Unitholder fails to perform any of its obligations under this Agreement, and that GulfTerra would not have an adequate remedy at law for money damages in such event. Accordingly, GulfTerra shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by such Unitholder. This provision is without prejudice to any other rights that GulfTerra may have against such Unitholder for any failure to perform its obligations under this Agreement.

        Section 2.3. Notices. All notices to be given pursuant hereto shall be given in accordance with Section 10.1 of the Merger Agreement.

        Section 2.4. Definitions and Interpretation. Capitalized terms that are used but not defined herein shall have the meanings ascribed to them in the Merger Agreement. Section 1.2 of the Merger Agreement shall govern the interpretation hereof.

        Section 2.5. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

        Section 2.6. Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective permitted successors and assigns and any transferee of any Unitholder’s Subject Common Units. This Agreement shall not be assignable by either party hereto without the written consent of the other party hereto. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder. No Person other than the parties hereto is an intended beneficiary of this Agreement or any portion hereof.

        Section 2.7. Governing Law. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof that would require the application of another state’s law.

        Section 2.8. Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

        Section 2.9. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision, and this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provision with a valid provision the effects of which come as close as possible to those of such invalid, illegal or unenforceable provision.

        Section 2.10. Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements, in addition to any other relief to which such party may be entitled.

        Section 2.11. Termination. This Agreement shall terminate and be of no further force and effect upon the first to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. In addition, this Agreement shall terminate and be of no force and effect with respect to a Unitholder upon such Unitholder’s revocation of the proxy contained in Section 1.2 hereto pursuant to the last sentence of Section 1.2 hereto.

[Signature pages follow]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

GULFTERRA ENERGY PARTNERS, L.P.

By:	GulfTerra Energy Company, L.L.C., its general partner

	By:	/s/ Robert G. Phillips
Name: Robert G. Phillips Title: Chief Executive Officer

ENTERPRISE PRODUCTS DELAWARE HOLDINGS L.P.

By:	Enterprise Products Delaware General, LLC,
its general partner

	By:	/s/ Darryl E. Smith
Darryl E. Smith Manager

DUNCAN FAMILY 2000 TRUST

By:	/s/ Dannine Duncan Avara
Dannine Duncan Avara Trustee

DUNCAN FAMILY 1998 TRUST

By:	/s/ W. Randall Fowler
W. Randall Fowler Trustee

DAN L. DUNCAN

/s/ Dan L. Duncan

ANNEX A

COMMON UNITS

Unitholder	Number of Enterprise Common Units
Enterprise Products Delaware Holdings L.P.	112,100,118
Duncan Family 2000 Trust	200,036
Duncan Family 1998 Trust	4,278,200
Dan L. Duncan	111,600

Total Common Units	116,689,954